

March 28, 2013

<u>Via E-mail</u>
Mr. William F. Daniel
Elan Corporation, plc
Treasury Building
Dublin 2, Ireland
011-353-1-709-4000

> **Re:** **Elan Corporation, plc**
> **Amendment No. 3 to Schedule TO**
> **Filed on March 26, 2013**
> **File No. 005-43481**

Dear Mr. Daniel:

We have reviewed your amended filing and have the following comments.

<u>Terms and Conditions of the Tender Offer, page 32</u>

1. We note your response to prior comments 7, 8 and 9; however, disclosure on the top of page 6 indicates that the repurchase of the ordinary shares will be partially financed from the proceeds of the Tysabri transaction. Furthermore, the condition in paragraph 2.1.4 demonstrates that receipt of these proceeds is effectively a condition to the tender offer. Accordingly, consistent with prior comment 7, please confirm that you will disseminate disclosure of the closing of the Tysabri transaction, and the receipt of funds therefrom, in a manner reasonably calculated to inform security holders, as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

2. Given that your offer is subject to a financing condition, we do not consider your offer to be within the safe harbor afforded by Instruction 2 to Item 10 of Schedule TO. Accordingly, summarized financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, available on our website. Alternatively, please provide your analysis as to why financial statements are not material.

3.   Please provide your analysis as to the materiality of pro forma financial information. See Item 1010(b) of Regulation M-A. In this regard, we note your disclosure that the offer will have a positive impact on the company's earnings per share.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Christopher T. Cox, Esq.
        Cadwalader, Wickersham & Taft LLP